[redacted]

13014618

6/6/13

AB 6/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 6 2013
DIVISION OF TRADING & MARKETS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45710

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GE Investment Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 Summer Street
(No. and Street)

Stamford	CT	06905
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eunice Tsang (203) 708-2529
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 6/10

OATH OR AFFIRMATION

I, Eunice Tsang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GE Investment Distributors, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

Notary Public

PEGGY LIPTACK
Notary Public - Connecticut
My Commission Expires
April 30, 2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

GE INVESTMENT DISTRIBUTORS, INC.

(A Wholly Owned Subsidiary of GE Asset Management Incorporated)

Financial Statements and Supplementary Information
Required by SEC Rule 17a-5

December 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

GE INVESTMENT DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of GE Asset Management Incorporated)

Table of Contents

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
GE Investment Distributors, Inc.:

We have audited the accompanying financial statements of GE Investment Distributors, Inc., which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of GE Investment Distributors, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative ("KPMG International"), a Swiss entity.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1, 2, and 3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1, 2, and 3 is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

February 26, 2013

GE INVESTMENT DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of GE Asset Management Incorporated)

Statement of Financial Condition

December 31, 2012

Assets		
Cash and cash equivalents	$	5,170,722
Receivable from affiliate		596,234
Total assets	$	5,766,956
Liabilities and Shareholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	1,407,647
Total liabilities		1,407,647
Shareholder's equity:		
Common stock ($0.01 par value per share, 1,000 shares authorized; 100 shares issued and outstanding)		1
Additional paid-in capital		15,746,341
Accumulated deficit		(11,387,033)
Total shareholder's equity		4,359,309
Total liabilities and shareholder's equity	$	5,766,956

See accompanying notes to financial statements.

GE INVESTMENT DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of GE Asset Management Incorporated)

Statement of Operations

Year ended December 31, 2012

Revenues:		
Distribution and shareholder servicing fees	$	5,235,618
Distribution reimbursements		1,231,810
Interest		2,258
Total revenues		6,469,686
Expenses:		
Distribution expenses		6,003,951
Fees under services agreement:		
Compensation to sales and administrative personnel		1,939,064
Sales and marketing expenses		215,263
Office facilities		199,488
Customer support services		59,482
Legal, audit, and regulatory fees		312,172
Transfer agent services		93,205
Miscellaneous expenses		6,947
Total expenses		8,829,572
Loss before income tax benefit		(2,359,886)
Income tax benefit		817,019
Net loss	$	(1,542,867)

See accompanying notes to financial statements.

GE INVESTMENT DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of GE Asset Management Incorporated)

Statement of Changes in Shareholder's Equity

Year ended December 31, 2012

	Common stock			Additional paid-in capital	Accumulated deficit	Total
	Shares		**Par value**			
Balance at December 31, 2011	100	$	1	15,746,341	(9,844,166)	5,902,176
Net loss	—		—	—	(1,542,867)	(1,542,867)
Balance at December 31, 2012	100	$	1	15,746,341	(11,387,033)	4,359,309

See accompanying notes to financial statements.

GE INVESTMENT DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of GE Asset Management Incorporated)

Statement of Cash Flows

Year ended December 31, 2012

Cash flows from operating activities:		
Net loss	$	(1,542,867)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease (increase) in operating assets:		
Service fee receivable		140,000
Receivable from affiliate		(596,234)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		21,493
Payable to affiliate		(2,408,128)
Net cash used in operating activities		(4,385,736)
Net decrease in cash and cash equivalents		(4,385,736)
Cash and cash equivalents at beginning of year		9,556,458
Cash and cash equivalents at end of year	$	5,170,722
Supplemental cash flow information:		
Taxes refunded	$	829,516
Taxes paid		(36,593)

See accompanying notes to financial statements.

(1) Organization

GE Investment Distributors, Inc. (GEID or the Company) was incorporated under the laws of Delaware on February 3, 1993. GEID is a wholly owned subsidiary of GE Asset Management Incorporated (GEAM), which is a wholly owned subsidiary of General Electric Company (GE).

GEID, a broker/dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), is the distributor for the GE Family of Funds including GE S&S Funds, GE Institutional Funds, Elfun Funds, and GE Investments Funds, Inc.

At the close of business on February 18, 2011, Highland Funds Asset Management, L.P. became the investment adviser to the GE Funds pursuant to a transaction that was approved by the Board of Trustees and the shareholders of GE Funds. As part of that transaction, GEID no longer serves as the principal underwriter to the GE Funds.

The Company has applied for registration as an Introducing Broker with the Commodities Futures Trading Commission (CFTC) and membership with the National Futures Association (NFA). The registration when approved will enable GEID to solicit customers for commodities accounts managed by GEAM.

The Company has incurred net losses in the last several years. The Company implemented a plan to address some of its distribution expenses which resulted in an improvement in its operating results in 2012. During 2012, GEAM eliminated a number of GE Investments Funds, closed the Class 4 shares of the GE Investments Funds and scaled back the services for the variable annuity channel. This reorganization reduced the amount of distribution and sales servicing expenses incurred by GEID. The Company expects to meet its future cash requirements primarily from its existing cash and cash equivalent balances of $5,170,722 as of December 31, 2012. GEAM will continue to provide financial support to ensure that the Company has sufficient capital to meet is net capital regulatory requirement through June 2014.

(2) Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

(a) Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Revenue Recognition

Distribution and shareholder servicing fees from the GE Family of Funds are earned by the Company based on a percentage of the daily net assets of GE Investments Funds' Class 4 shares (closed effective June 29, 2012); GE Investments Total Return Fund's Class 3 shares; and GE Institutional Funds' Service Class shares.

(Continued)

(c) Cash and Cash Equivalents

GEID considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. Cash and cash equivalents include $4,771,871 of money market investments at December 31, 2012.

(d) Liabilities Subordinated to Claims of General Creditors

GEID did not carry liabilities subordinated to claims of general creditors during the year ended December 31, 2012 and, therefore, has not included a statement of changes for such activities.

(e) Income Taxes

GEID accounts for income taxes in accordance with Accounting Standards Codification (ASC) 740, Income Taxes. ASC 740 provides guidance for the financial accounting and reporting of income taxes in an entity's separately reported financial statements. GEID is included in the GE consolidated U.S. federal income tax return and certain group state and local income tax returns of GE. In accordance with the Company's tax sharing agreement, the Company is allocated U.S. federal income taxes based on the Company's relative contribution of taxable income or loss to the consolidated group. GEID records state income taxes based on its allocable share of the tax expense or benefit of the GE group in certain group return filings. GEID is party to a tax sharing arrangement with GE, whereby federal and state income taxes payable or receivable are settled with GEAM quarterly subject to certain de minimus thresholds.

Deferred taxes are provided under the asset and liability method as prescribed by ASC 740, whereby deferred tax assets and liabilities are recognized for temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates; the effects of future changes in tax laws or rates are not anticipated. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

With respect to U.S. federal income tax losses generated by GEID, deferred taxes are not recognized as the losses are realized within the consolidated GE U.S. federal income tax return and settled quarterly with GEAM. For state income tax purposes, deferred taxes are recognized when the allocated losses are not utilized by GEID consistent with the Company's tax sharing arrangement related to state taxes. It has been determined that utilization of the deferred tax assets (net operating loss carryforwards) will not occur prior to expiration and accordingly, GEID maintains a full valuation allowance off-setting its state income tax net operating loss carryforwards.

ASC 740 also provides guidance regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. There is no impact to GEID's financial statements for any uncertain tax positions. The

(Continued)

Company's tax returns are no longer subject to examination by Federal and State taxing authorities for years prior to 2008.

(3) Income Taxes

GEID's tax provision for the year ended December 31, 2012 was comprised of the following:

Current tax benefit – federal	$	(817,019)
Current tax benefit – state		—
Subtotal current tax benefit		(817,019)
Deferred tax benefit – federal		—
Deferred tax benefit – state		(176,992)
Valuation allowance		176,992
Subtotal deferred tax benefit		—
Total income tax benefit	$	(817,019)

During 2012, GEID recorded a U.S. federal income tax benefit of $817,019. The state deferred tax benefit was fully offset by a valuation allowance. During the year GEID was reimbursed $817,019 for its U.S. federal income tax benefit by GEAM.

Deferred income taxes arise from temporary differences between the tax and financial statement recognition of revenue and expense. In determining the realizability of Deferred Tax Assets (DTA) all available evidence, both positive and negative must be evaluated, including scheduled reversals of Deferred Tax Liabilities (DTL), projections of future taxable income, tax planning strategies and recent financial operations.

Deferred income tax assets and liabilities as of December 31, 2012 are as follows:

Tax loss carryforwards	$	1,575,263
Valuation allowance		(1,575,263)
Noncurrent deferred income taxes		—

As of December 31, 2012 the Company has state net operating losses (NOL) carryforwards of approximately $21,000,000 which expire between 2024 and 2027. It is management's belief that it is more likely than not that the benefit from these state NOL carryforwards will not be realized. Accordingly, the Company has provided a full valuation allowance on the DTAs relating to these state NOL carryforwards. If the Company's assumptions change and it is determined that the Company will be able to realize these NOLs, the tax benefits relating to any reversal of the valuation allowance on DTAs as of December 31, 2012, will be recognized as a reduction of income tax expense in a future period.

(4) Related Party Transactions

Pursuant to a Services Agreement between GEAM and GEID, GEAM provides certain services to GEID including administrative and operational support, office facilities and supplies, compensation and benefits, marketing services, and services of GEAM sales personnel. An Administrative Support Services Agreement between GEAM and GEID was entered into and became effective July 1, 2012. This agreement supersedes the Services Agreement and provides as compensation for GEAM's administrative support services an annual fee of $325,000. For the year ended December 31, 2012, GEID recorded expenses of $2,413,297 for all services provided by GEAM under the Services Agreement and the Administrative Support Services Agreement. As of December 31, 2012, GEID had a payable of $54,135 related to these services, which is included in the receivable from affiliate balance.

In addition, GEAM reimburses GEID for any payments made by GEID (excluding amounts GEID receives from the GE Family of Funds pursuant to a plan of distribution adopted by the GE Family of Funds in accordance with Rule 12b-1 promulgated under the Investment Company Act of 1940) to certain financial intermediaries pursuant to agreements in connection with the sale or the provision of servicing for the GE Mutual Funds. The amount reimbursed by GEAM to GEID for the payments made by GEID during the year ended December 31, 2012 was $1,231,810 which is recorded as distribution reimbursements. At December 31, 2012, GEID was due $597,515 from GEAM in distribution reimbursements, which is included in the receivable from affiliate balance.

GEID has been designated by GEAM to provide certain shareholder support services to investors who beneficially own shares of the GE Funds in accounts that GEID had previously served as the broker of record. As compensation for GEID's shareholder support services provided GEID is paid by GEAM a fee, computed daily and paid quarterly in arrears at a rate of 0.125% (12.5 basis points) of the aggregate average daily net asset value of the shares of the funds for which GEID provides such services. Effective July 1, 2012, GEID and GEAM entered into a GE Investment Distributors Marketing and Distribution Service Agreement which outlined the above arrangements. This agreement supersedes the Service Agreement above. For the year ended December 31, 2012, GEID recorded $462,050 of shareholder servicing fees, which is included in distribution and shareholder servicing fees. As of December 31, 2012, GEID had a service fee receivable of $111,221 related to these services is included in the receivable from affiliate balance.

As distributor for GE Investments Funds and GE Institutional Funds, GEID earns distribution and shareholder service fees in accordance with these funds' Rule 12b (1) plans. For the year ended December 31, 2012, distribution and shareholder service fees earned from these funds totaled $4,773,568.

GEID also disseminates information, provides telephone servicing, and forwards customer purchases and sales orders for the GE Stock IRA Plan of GE for which it receives no compensation.

As distributor for Elfun Funds, GE Investments Money Market Fund, GE Investments S&P 500 Index Fund, and GE S&S Funds, GEID receives no compensation. Elfun Funds, GE Institutional Funds, GE Investments Funds, and GE S&S Funds are advised by GEAM.

GEID earns interest income on its money market investment in the Investment Class of GE Institutional Money Market Fund. At December 31, 2012, the balance of GEID's money market investment in this fund was $3,019,822 which is included in cash and cash equivalents on the statement of financial condition. Interest earned on this investment amounted to $1,797 for the year ended December 31, 2012.

(5) Net Capital Requirement

GEID is subject to the SEC Uniform Net Capital Rule, alternative standard (SEC Rule 15c3-1) which requires the maintenance of the greater of $250,000 net capital or 2% of aggregate debit items. At December 31, 2012, GEID had net capital of $3,659,661. This was $3,409,661 in excess of the SEC minimum required net capital.

(6) Subsequent Events

Subsequent events after the balance sheet date through the date that the financial statements have been evaluated in the preparation of the financial statements. GEID became a member of the NFA on January 3, 2013. The evaluation did not result in any other subsequent events that necessitated disclosure and/or adjustments.

Schedule 1

GE INVESTMENT DISTRIBUTORS, INC.

(A Wholly Owned Subsidiary of GE Asset Management Incorporated)

Computation of Net Capital under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

Net capital:		
Total shareholder's equity	$	4,359,309
Deductions:		
Nonallowable assets:		
Receivable from affiliate		596,234
Net capital before haircuts on cash equivalents		3,763,075
Haircuts on cash equivalents		103,414
Net capital		3,659,661
Computation of alternative net capital requirement:		
Net capital requirement equals the greater of $250,000 or 2% of aggregate debit items		250,000
Excess net capital	$	3,409,661
Net capital in excess of the greater of 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	3,359,661

See accompanying report of independent registered public accounting firm.

Note: No material differences exist between the audited Computation of Net Capital and the corresponding schedules included in the Company's unaudited December 31, 2012 Form X-17A-5 Part II filing.

GE INVESTMENT DISTRIBUTORS, INC.

(A Wholly Owned Subsidiary of GE Asset Management Incorporated)

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

GE Investment Distributors, Inc. is exempt under Rule 15c3-3(k)(2)(i).

See accompanying report of independent registered public accounting firm.

Schedule 3

GE INVESTMENT DISTRIBUTORS, INC.

(A Wholly Owned Subsidiary of GE Asset Management Incorporated)

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

GE Investment Distributors, Inc. does not maintain physical possession or control of customers' fully paid or excess margin securities.

See accompanying report of independent registered public accounting firm.